SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

NOVAN, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

66988N106

(CUSIP Number)

Joseph H. Moglia

c/o Fundamental Global Investors, LLC

4201 Congress Street, Suite 140

Charlotte, North Carolina 28209

(704) 323-6851

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 3, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66988N106	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Joseph H. Moglia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,611,249(1)
	8	SHARED VOTING POWER 260,962(2)
	9	SOLE DISPOSITIVE POWER 3,611,249(1)
	10	SHARED DISPOSITIVE POWER 260,962(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,872,211(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%(1)(2)
14	TYPE OF REPORTING PERSON IN

(1)	Does not include 2,585,000 shares of Common Stock underlying common warrants, including 310,000 shares of Common Stock underlying common warrants issued in January 2018 held by Mr. Moglia, 375,000 shares of Common Stock underlying common warrants issued in January 2018 held by the Moglia Family Foundation, and 1,900,000 shares of Common Stock underlying common warrants issued in March 2020 held by Mr. Moglia.

(2)	Does not include 55,000 shares of Common Stock underlying common warrants issued in January 2018 held by family trusts.

CUSIP No. 66988N106	13D	Page 3 of 6 Pages

Item 1.	Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the common stock, $0.0001 par value per share (the “Common Stock”), of Novan, Inc., a Delaware corporation (the “Company”). The Company reports that its principal executive offices are located at 4105 Hopson Road, Morrisville, North Carolina 27560.

Item 2.	Identity and Background.

This Statement is filed by Mr. Joseph H. Moglia. Mr. Moglia’s principal occupation is serving as Chairman of TD Ameritrade, a securities brokerage firm, Chair of Athletics and Executive Advisor to the President for Coastal Carolina University and Chairman of Fundamental Global Investors, LLC, an investment adviser. Mr. Moglia is a citizen of the United States of America, and his principal business address is c/o Fundamental Global Investors, LLC, 4201 Congress Street, Suite 140, Charlotte, North Carolina 28209. The address of TD Ameritrade is 200 S. 108th Avenue, Omaha, Nebraska 68154.

During the last five years, Mr. Moglia has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mr. Moglia has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as beneficially held by Mr. Moglia, including brokerage commissions, was approximately $7,103,440. The source of funds was personal funds.

Item 4.	Purpose of Transaction.

On March 3, 2020, as reported by the Company, the Company closed an underwritten, registered public offering of 18,333,334 shares of Common Stock (or pre-funded warrants to purchase shares of Common Stock in lieu thereof) and accompanying common warrants to purchase up to an aggregate of 18,333,334 shares of Common Stock. The combined public offering price for each share of Common Stock and accompanying common warrant was $0.30. Each common warrant is immediately exercisable and has an exercise price of $0.30 per share and will expire five years from the date of issuance.

In the offering, Mr. Moglia purchased 1,900,000 shares of Common Stock and received 1,900,000 accompanying common warrants to purchase shares of Common Stock at a combined public offering price of $0.30 per share, for an aggregate purchase price of $570,000.

The exercise price and the number of shares of Common Stock purchasable upon the exercise of the common warrants are subject to adjustment upon the occurrence of specific events, including stock dividends, stock splits, reclassifications and combinations of the Company’s Common Stock. If, at any time common warrants are outstanding, any fundamental transaction occurs, as described in the common warrants and generally including any consolidation or merger into another corporation, the consummation of a transaction whereby another entity acquires more than 50% of the Company’s outstanding voting stock, or the sale of all or substantially all of its assets, the successor entity is required to assume the obligations to the holders of common warrants. Additionally, in the event of a fundamental transaction, each holder of common warrants will have the right to require the Company, or its successor, to repurchase such warrants for an amount of cash equal to the Black Scholes value of the remaining unexercised portion of such warrants.

CUSIP No. 66988N106	13D	Page 4 of 6 Pages

The common warrants are subject to certain limitations on beneficial ownership. A holder (together with its affiliates) may not exercise any portion of such holder’s warrants to the extent that the holder would own more than 4.99% (or, at the election of the purchaser, 9.99%) of the Company’s outstanding shares of Common Stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to the Company, the holder may increase the amount of ownership of outstanding shares of Common Stock after exercising the holder’s warrants up to 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the common warrants. Purchasers in the offering were also able elect prior to the issuance of common warrants to have the initial exercise limitation set at 9.99% of the Company’s outstanding shares of Common Stock. The common warrants held by Mr. Moglia have the initial exercise limitation set at 4.99% of the Company’s outstanding shares of Common Stock.

The form of March 2020 common warrant is listed as Exhibit 99.2 to this Statement and is hereby incorporated herein by reference. The foregoing description of the March 2020 common warrant is not complete and is qualified in its entirety by reference to the full text of the form of March 2020 common warrant.

Mr. Moglia acquired the securities reported in this Statement for investment purposes. Mr. Moglia may in the future acquire additional shares of Common Stock or other securities of the Company or dispose of some or all of the shares of Common Stock or other securities of the Company that he holds in open-market transactions or privately negotiated transactions, on such terms and at such times as he may deem advisable. Mr. Moglia may engage in short selling or hedging or similar transactions with respect to the Company’s securities, on such terms and at such times as he may deem advisable, subject to applicable law.

Mr. Moglia may engage in discussions with the board and management of the Company regarding its business and affairs. Except as set forth herein, Mr. Moglia does not have any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Moglia reserves the right in the future to formulate any such plans or proposals, and to take any actions with respect to his investment in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)   Mr. Moglia beneficially holds in the aggregate 3,872,211 shares of Common Stock, which represents approximately 8.2% of the Company’s outstanding shares of Common Stock.

Mr. Moglia directly holds 2,750,000 shares of Common Stock. Mr. Moglia may be deemed to beneficially hold an additional 861,249 shares of Common Stock through the Moglia Family Foundation, which is a charitable foundation for which Mr. Moglia is the sole trustee, and an additional 260,962 shares of Common Stock through family trusts founded by Mr. Moglia for the benefit of his family members.

The percentage ownership of shares of Common Stock set forth in this Statement is based on the 45,768,134 shares of Common Stock reported by the Company to be outstanding immediately after the offering (including pre-funded warrants) in the Company’s Prospectus Supplement filed with the Securities and Exchange Commission (the “SEC”) pursuant to Securities Act Rule 424(b)(5) on March 2, 2020, plus the 1,498,602 additional shares of Common Stock purchased by the underwriters pursuant to their over-allotment option partially exercised on March 2, 2020, as disclosed in the Company’s Current Report on Form 8-K filed with the SEC on March 3, 2020.

The shares of Common Stock disclosed in this Statement as beneficially held do not include shares of Common Stock issuable upon the exercise of 2,640,000 outstanding common warrants issued in January 2018 and March 2020 and held by Mr. Moglia, the Moglia Family Foundation and the family trusts, as described below, due to the beneficial ownership limitations included in the warrants.

Mr. Moglia directly holds common warrants issued in January 2018 to purchase 310,000 shares of Common Stock, the Moglia Family Foundation directly holds 375,000 common warrants issued in January 2018 to purchase shares of Common Stock, and Mr. Moglia’s family trusts hold common warrants issued in January 2018 to purchase 55,000 shares of Common Stock.

CUSIP No. 66988N106	13D	Page 5 of 6 Pages

The January 2018 common warrants were issued by the Company on January 9, 2018, at a public offering price of $3.80 per share of Common Stock and accompanying warrant. The exercise price of the January 2018 common warrants is $4.66 per share, and such warrants expire four years from the date of issuance (i.e., January 9, 2022). The warrant agreement for the January 2018 common warrants limits the exercisability of the warrants if, upon exercise, the warrant holder or any of its affiliates would beneficially own more than 4.99% (or an amount up to 9.99% if the holder so elects) of the Company’s Common Stock. The January 2018 common warrants held by Mr. Moglia have the initial exercise limitation set at 4.99% of the Company’s outstanding shares of Common Stock. The form of January 2018 common warrant is listed as Exhibit 99.1 to this Statement and is hereby incorporated herein by reference. The foregoing description of the January 2018 common warrant is not complete and is qualified in its entirety by reference to the full text of the form of January 2018 common warrant.

Mr. Moglia also directly holds common warrants issued in March 2020 to purchase 1,900,000 shares of Common Stock. The March 2020 common warrants were issued by the Company on March 3, 2020, and the description of such common warrants in Item 4 is incorporated herein by reference.

(b)   Mr. Moglia beneficially holds, and has the sole power to direct the voting and disposition of, the shares of Common Stock disclosed as directly held by Mr. Moglia. In addition, Mr. Moglia may be deemed to beneficially hold, and have the sole power to direct the voting and disposition of, the shares of Common Stock disclosed as directly held by the Moglia Family Foundation. Mr. Moglia may further be deemed to beneficially hold, and have the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as directly held by the family trusts.

(c)   On March 3, 2020, Mr. Moglia purchased 1,900,000 shares of Common Stock and received 1,900,000 accompanying common warrants to purchase shares of Common Stock in a public offering at a combined offering price of $0.30 per share. Other than this purchase, no transactions have been effected by Mr. Moglia, the Moglia Family Foundation or the family trusts in the Common Stock during the past 60 days.

(d)   Not applicable.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 4 and 5(a) above is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

99.1	Form of Common Warrant (January 2018) (incorporated by reference from Exhibit 4.1 to Company’s Form 8-K filed January 9, 2018).

99.2	Form of Common Warrant (March 2020) (incorporated by reference from Exhibit 4.1 to Company’s Form 8-K filed March 3, 2020).

CUSIP No. 66988N106	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 13, 2020

JOSEPH H. MOGLIA

/s/ Joseph H. Moglia